 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated March 2, 2011, reporting the results for the three months and the full year ended December 31, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: March 2, 2011	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Reports Financial Results for the Fourth Quarter and Year End 2010

Adjusted EBITDA increased 69% year-over-year;
Record year in terms of profitability and cash flow;

TEL AVIV, Israel, March 2, 2011 - Top Image Systems™, Ltd. (TIS™) (Nasdaq: TISA; TASE: TISA) the leading ECM (Enterprise Content Management) solutions provider, today announced its financial results for the fourth quarter and full year ended December 31, 2010.

Fourth Quarter Year-over-Year Highlights include:

•	Adjusted EBITDA of $0.4 million or $0.04 per diluted share, compared to loss of $0.1 million or loss of $0.01 per diluted share;
•	Adjusted EBITDA Margin of 8% compared to loss of 2%;
•	Operating income of $0.3 million, compared to $0.2 million;
•	Positive cash flow from operations of $0.6 million, compared to $0.4 million;

Full Year 2010 Highlights include:

•	Adjusted EBITDA of $2.2 million or $0.20 per diluted share, compared to $1.3 million or $0.11 per diluted share;
•	Adjusted EBITDA Margin of 10% compared to 6%;
•	Operating income of $1.8 million, compared to $1.1 million;
•	Positive cash flow from operations of $2.5 million, compared to $0.9 million;
•	During 2010 TIS closed 55 new deals;

“2010 was a record year in terms of operating profit and cash flow.  Our operating income was $1.8 million compared to $1.1 million for 2009, a 64% increase year-over-year. The positive cash flow from operations was $2.5 million, compared to $0.9 million in 2009, a 178% increase year-over-year. These results are following management’s strategic decision in 2009 to focus on core business opportunities to increase profitability,” commented Dr. Ido Schechter, CEO of TIS. “Looking ahead to 2011, we will continue to execute our growth strategy through our Digital Mailroom and Banking Platform solutions as well as our strong global partnerships.  For 2011, TIS expects organic revenues and profitability to increase between 17% and 23%.”

Fourth Quarter 2010 Results

Revenues for the fourth quarter of 2010 were $5.8 million compared to $5.9 million for the fourth quarter of 2009.  Adjusted EBITDA for the fourth quarter of 2010 reached $0.4 million, compared to loss of $0.1 million in the fourth quarter of 2009.  As a percentage of revenues, Adjusted EBITDA increased to 8% from a loss of 2% for the same period in 2009.

TIS had a net loss on a GAAP basis of $0.9 million, or a loss of $0.09 per diluted share, for the fourth quarter of 2010 compared to a GAAP net loss of $1.9 million, or a loss of $0.20 per diluted share, for the fourth quarter of 2009.  GAAP operating income was $0.3 million for the fourth quarter of 2010, compared to $0.2 million for the same period in 2009.

Year-End 2010 Results

Revenues for 2010 were $21.8 million compared to $23.5 million in 2009.  Total revenues in 2010 declined compared to 2009 due to the Company’s strategy to increase profitability by discontinuing non-core activities in 2010.  Adjusted EBITDA for 2010 reached $2.2 million, compared to Adjusted EBITDA of $1.3 million in 2009.  As a percentage of revenues, Adjusted EBITDA increased to 10% from 6% for the same period in 2009.

TIS had a net loss of $0.5 million on a GAAP basis for 2010, or a loss of $0.05 per share, compared to a net loss on a GAAP basis of $5.1 million, or loss of $0.55 per share for 2009.  GAAP operating income was $1.8 million for 2010 compared to $1.1 million for the same period in 2009.

Non-GAAP financial measures

Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled "Reconciliation of Net Income to Adjusted EBITDA”.

The release includes non-GAAP financial measures, including, Adjusted EBITDA (which excludes interest expenses, taxes on income, depreciation and amortization expenses, non cash stock-based compensation expenses, write offs of investment in affiliates and changes in fair value of convertible debentures), Adjusted EBITDA Margin (determined by dividing Adjusted EBITDA by revenues) and Adjusted EBITDA diluted earnings per share (which excludes interest expenses, taxes on income, depreciation and amortization expenses, non cash stock-based compensation expenses, write offs of investment in affiliates and changes in fair value of convertible debentures and includes number of shares issuable upon conversion of convertible debentures).

The presentation of these non-GAAP financial measures should be considered in addition to TIS's GAAP results provided in the attached financial statements for the fourth quarter ended December 31, 2010 which include a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. TIS's management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS's core business operating results. TIS believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS's performance. These non-GAAP financial measures also facilitate comparisons to TIS's historical performance and its competitors' operating results. TIS's includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making.

Conference Call

The Company will be holding a conference call today, March 2, 2011, at 10:00am ET (7:00am Pacific Time, 5:00pm Israel Time) to review the fourth quarter and year end 2010 results.

Dr. Ido Schechter, CEO of TIS, will be on-line to discuss these results and take part in a question and answer session.

To participate, please call one of the following teleconferencing numbers at least 5 minutes before the conference call commences.

US Dial-in Number: 1-888-668-9141
ISRAEL Dial-in Number: 03 9180609
INTERNATIONAL Dial-in Number: +972 3 9180609

At:
10:00am Eastern Time
7:00am Pacific Time
5:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems' website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems™ (TIS™) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS's eFLOW Unified Content Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact

Dana Rubin
Director of Corporate Marketing and Investor Relations
dana.rubin@topimagesystems.com
+972 37679114

KCSA
Marybeth Csaby / Phil Carlson
212-896-1276 / 1233
mcsaby@kcsa.com / pcarlson@kcsa.com

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	December 31,	December 31,
	2010	2009
	In thousands
	Unaudited	Audited

Assets

Current assets:
Cash and cash equivalents	$1,763	$2,866
Restricted cash	241	613
Trade receivables and Unbilled receivables, net	4,701	6,081
Other receivable and prepaid expenses	493	707

Total current assets	7,198	10,267

Long term assets:
Severance pay funds	1,228	1,104
Long-term deposits and long-term assets	179	246
Property and equipment, net	448	509
Intangible assets, net	55	104
Goodwill	5,870	5,937

Total long-term assets	7,780	7,900
Total assets	$14,978	$18,167

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	$-	$109
Current maturity of convertible debentures	1,521	1,936
Trade payables	310	684
Deferred revenues	1,659	1,321
Accrued expenses and other accounts payable	1,945	2,358

Total current liabilities	5,435	6,408

Long-term liabilities:
Convertible debentures	3,804	5,362
Accrued severance pay	1,446	1,367

Total long-term liabilities	5,250	6,729

Total liabilities	10,685	13,137

Shareholders' equity	4,293	5,030
Total liabilities and shareholders' equity	$14,978	$18,167

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
	In thousands, except per share data
	Unaudited

Revenues	$5,828	$5,898	$21,761	$23,534

Cost of revenues	2,101	2,007	8,349	9,258

Gross profit	3,727	3,891	13,412	14,276

Expenses

Research and development costs	421	441	1,646	1,558
Selling and marketing	1,694	2,189	6,160	7,202
General and administrative	1,274	1,056	3,845	4,381

	3,389	3,686	11,651	13,141

Operating income	338	205	1,761	1,135

Financing expenses, net	(1,184)	(1,327)	(2,190)	(5,452)

Loss before taxes on income	(846)	(1,122)	(429)	(4,317)

Taxes on Income	(19)	(84)	(24)	(91)

Other expenses, net	-	(19)	(6)	(26)

Income from discontinued operation	-	-	-	13

Equity and impairment losses of affiliates companies	-	(638)	-	(677)

Net loss for the period	$(865)	$(1,863)	$(459)	$(5,098)

Earnings per Share

Basic

Loss from continuing operations	(0.09)	(0.20)	(0.05)	(0.55)
Income from discontinued operation	-	-	-	-

Loss per share - basic	$(0.09)	$(0.02)	$(0.05)	$(0.55)

Weighted average number of shares used in computation of basic net income (loss) per share	9,401	9,326	9,390	9,322

Diluted

Loss from continuing operations	(0.09)	(0.20)	(0.05)	(0.55)
Income from discontinued operation	-	-	-	-

Loss per share - Diluted	$(0.09)	$(0.02)	$(0.05)	$(0.55)

Weighted average number of shares used in computation of diluted net earnings (loss) per share	9,401	9,326	9,390	9,322

Reconciliation of Net Income to Adjusted EBITDA:

Net loss	$(865)	$(1,863)	$(459)	$(5,098)

Interest Expenses	-	(12)	70	60
Taxes on Income	19	84	24	91
Depreciation and amortization expenses	64	86	259	548
Non Cash Stock-based compensation expenses	-	-	79	-
Employees ESOP related costs	141	3	141	11
Write off of investment in affiliates	-	638	-	638
Change In Fair Value of Convertible Debentures	1,082	975	2,119	5,070

Adjusted EBITDA	$441	$(89)	$2,233	$1,320

Adjusted EBITDA Margin	8%	(2)%	10%	6%

Shares used in diluted earnings per share calculation	11,040	9,326	11,111	11,550

Adjusted EBITDA diluted earnings per share	$0.04	$(0.01)	$0.20	$0.11

Reconciliation of operating Income to Adjusted EBITDA:

Operating income	$338	$205	$1,761	$1,135
Non Cash Stock-based compensation expenses	-	-	79	-
Other Financing expenses	(102)	(383)	(7)	(374)
Depreciation and amortization expenses	64	86	259	548
Employees ESOP related costs	141	3	141	11

Adjusted EBITDA	$441	$(89)	$2,233	$1,320